Alpine Air Express

2001 Annual Report



Founded in 1975, Alpine Air Express is America's third largest all cargo regional airline operating 23 aircraft to provide competitively priced scheduled air cargo flights throughout the Western United States.

The Company has an established client base that includes various contract operations for the United States Postal Service, freight forwarders, and other cargo and logistics firms. Alpine provides superior "on time" performance and reliability, together with the flexibility to adapt quickly to the growing frequency and capacity requirements of its clients.



WASHINGTON
Spokane
Kalispell
Havre
Missoula
Great Falls
Helena
MONTANA
Butte
Billings
Reno
NEVADA
Salt Lake City
Provo
UTAH
Denver
COLORADO
Las Vegas
St. George
ARIZONA
Albuquerque
Phoenix
NEW MEXICO
Dallas / Ft. Worth
TEXAS



Alpine Air Express

Letter to the Shareholders

2001 brought America challenges that none of us had ever envisioned. The terror of September 11th was beyond belief. The strength and character with which we, the American people, have responded is magnificent. Every uncertainty and peril that September 11th unveiled has been met head on by a society committed to maintain and further develop the most sophisticated business network that has ever existed. It is that strength and character of the American people that provides the environment for Alpine Air Express to move into new levels of development.

The year 2001 was pivotal in the evolution of Alpine. Our successful transition into a publicly owned company, along with our expectation to be granted NASDAQ registration soon, reflects the fundamental business success that has built Alpine Air Express into the third largest regional cargo airline in the country.

The introduction of the Beechcraft 1900Cs into our fleet, the commencement of operations from our state of the art maintenance facility and the opening of our new corporate headquarters represent milestones for which 2001 will long be remembered.

This infrastructure, established without incurring any debt, is facilitating a new level of efficiency and providing an even greater opportunity to maintain our quality service and safety commitment. In addition, it provides enormous capacity for the dramatic, well-reasoned, diversification and expansion.


Revenue
In Millions
7.25
9.63
12.48
17.47
17.44
1997*
1998*
1999*
2000
2001


Marginal Income
4.3
3.7
8.9
15.4
10.6
1997*
1998*
1999*
2000
2001

1997 - 1998 figures represent Alpine Aviation, Inc. prior to the reverse merger.

The momentum has us poised to take advantage of a new spectrum of opportunities as we move into the future. When the time comes to look back on 2002, it will be clear that the foundation in place right at this moment positioned us to take advantage of growth potential that fit perfectly into our business plan.

It is a credit to the Alpine family that they have met this challenge. Together with President, Bill Distefano, and the Board of Directors I am very proud of every one of them. We publicly thank them. We appreciate the shareholders' confidence, and we are certain that the performance of 2002 will satisfy and exceed their expectations.

These will be exciting times and I am confident that we will look back with pride upon the success and developments of 2002.



Gene Mallette, C.E.O.
Alpine Air Express, Inc.

Cost of Operations


In Millions
4.50
5.87
6.94
6.60
13.91
1997*
1998*
1999*
2000
2001

Net Income


In Millions
0.31
0.36
1.12
2.69
1.84
1997*
1998*
1999*
2000
2001

*1997 - 1998 figures represent Alpine Aviation, Inc. prior to the reverse merger.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2001

[ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission File Number 000-27011

Alpine Air Express, Inc.
(Exact name of registrant as specified in charter)

Delaware	33-0619518
State or other jurisdiction of incorporation or organization	(I.R.S. Employer I.D. No.)
1177 Alpine Air Way, Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code (801) 373-1508

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A

Securities registered pursuant to section 12(g) of the Act:
Common Stock
(Title of class)

Check whether the Issuer (1) filed all reports required to be filed by section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
(1) Yes [X] No [ ] (2) Yes[X] No [ ]

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenues for its most recent fiscal year: $17,438,985

State the aggregate market value of the voting stock held by nonaffiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days: $10,543,611 as of January 22, 2002.

As of January 22, 2001, the Registrant had 11,000,000 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424(b) or (c) under the Securities Act of 1933: NONE

PART I
ITEM 1. DESCRIPTION OF BUSINESS

Background

Alpine Air Express, Inc., a Delaware corporation, is engaged in the air cargo business through its wholly owned subsidiary Alpine Aviation, Inc., a Utah Corporation. Alpine Aviation, Inc. was organized on October 7, 1975, in the state of Utah. Alpine Aviation has been operated by the same management since 1986. Alpine Aviation is an air cargo operator, transporting mail packages and other time-sensitive cargo between 17 cities in the western portion of the United States. Alpine Aviation began its operations in the 1970's with the intent of being a regional charter and cargo carrier. After present management acquired control in 1986, Alpine Aviation began to focus less on the charter or passenger services and more on the cargo aspects of the airline industry. Throughout most of the 1990's, Alpine Aviation has focused more and more on hauling mail for the United States Postal Service because of their favorable contracts, routes and payment practices. As a result of this focus, approximately 86% of Alpine Aviation's revenues now come from the Postal Service.

Alpine Air Express was formed in April 1994 under the name Riverside Ventures, Inc. Prior to the acquisition of Alpine Aviation, Inc. in June 2000, Alpine Air Express had no business operations and was actively looking for a business with which to merge or acquire in an effort to create an operation that would provide value to our shareholders.

On June 12, 2000, Alpine Air Express, at the time called Riverside Ventures, Inc., entered into an agreement and plan of reorganization with Alpine Aviation, Inc., the Utah corporation, pursuant to which Alpine Air Express acquired all of the outstanding shares of Alpine Aviation. Pursuant to the terms of the reorganization, Alpine Air Express issued 9,895,000 shares of Alpine Air Express common stock to the shareholders of Alpine Aviation for all of the issued and outstanding shares of Alpine Aviation. As a result of the reorganization, Alpine Aviation became a wholly owned subsidiary of Alpine Air Express. At the time of the reorganization, Alpine Air Express had 1,000,000 shares of common stock outstanding. Following the reorganization, Alpine Air Express had 10,895,000 shares outstanding composed of the 1,000,000 shares outstanding prior to the issuance of shares for Alpine Aviation and the 9,895,000 newly issued shares to Alpine Aviation shareholders. Subsequently, an additional 105,000 shares were issued bringing the total outstanding shares to 11,000,000. As a result of the reorganization, the management of Alpine Aviation assumed control over Riverside Ventures and changed the name from Riverside Ventures to the current name of Alpine Air Express. The reorganization has been treated as a reverse merger with Alpine Aviation as the surviving entity for accounting purposes and Alpine Air Express the surviving entity for corporate purposes. Collectively, we refer to the combined entity of Alpine Air Express and Alpine Aviation as "Alpine."

Routes and Delivery

Alpine currently has 15 routes covering 17 western cities in 8 states. Most routes are flown every day and some multiple times per day. In fiscal 2001, Alpine transported 9,638 tons of cargo. The largest component of Alpine's cargo mix is U.S. mail, which accounted for approximately 86% of our fiscal 2001 revenue. Alpine has consistently garnered awards from the U.S. Postal service for timeliness ranking in the top 10% for on time performance among contract carriers for the Postal Service. The Postal Service delivers and picks up all cargo we carry at the aircraft, unless separate arrangements have been made. The Post Office delivery and pick up at aircraft side enables us to reduce our costs.

Alpine leases 23 aircraft which are smaller turbo-prop aircraft. Currently, the largest aircraft in our fleet are six Beechcraft 1900 which hold 5,400 pounds of cargo. The majority of our aircraft are Beechcraft 99 which hold 3,400 pounds of cargo. All of our aircraft are leased from CLB Corporation and Mallette Family, LLC. Both companies are controlled by Eugene Mallette, our CEO and largest shareholder.

Expansion Strategy

Our current routes could support additional and larger aircraft. To this end, we have leased six Beechcraft 1900's from Mallette Family, LLC to add to our fleet. We also have the right to purchase up to nine additional Beechcraft 1900's. Although formal agreements have not been signed, each Beechcraft 1900 will cost approximately two million dollars ($2,000,000) per aircraft payable at delivery.

The nine Beechcraft 1900's aircraft can be delivered throughout 2002, as need requires. We have no obligation to purchase these aircraft and if the mail or cargo business remains flat due to the recession we could elect not to purchase these aircraft. Alpine is hopeful that it will be able to sell our equity in the future to buy the remaining nine aircraft, as well as the six already purchased by Mallette Family, LLC. At this time, the exact nature of any capital raising is in preliminary discussions and the form of such capital raising has not been decided.

The Beechcraft 1900 is typically configured for 5,400 pounds and 611 cubic feet of cargo capacity. The Beechcraft 1900 is an all-weather aircraft powered by twin, PT-6 Pratt & Whitney turbo props. It has a range of about 800 statute miles and enjoys a sound reputation for safety. Acquisition of the Beechcraft 1900, will allow Alpine to bid on additional Postal Service routes and also try to receive contracts from integrated carriers like FedEx and Emery. The additional advantages of the Beechcraft 1900 include; allowing us to carry more freight on routes and increasing our economies of scale since the Beechcraft 1900, except for the lease cost, does not cost much more to operate than our current aircraft.

Under the terms of our lease with CLB Corporation, we have a month to month lease on the aircraft and the lease is based on a lease rate of $15,000 per month for our Beachcraft 99 cargo aircraft, and $75.00 per flying hour for engine reserves. We are also responsible for cost associated with the normal maintenance on the aircraft, fuel, oil, hangar, landing fees and insurance. The Beachcraft 1900's has approximately the same lease terms, but the monthly lease rate is $35,000 and $150 per flight hour for engine reserves.

Alpine has received an option to purchase CLB Corporation, which owns 15 of our Beechcraft 99 aircraft. Under the terms of the option, Alpine can acquire CLB Corporation for shares of its common stock with each share assigned a $3.40 value. The purchase price of CLB is $17,000,000. Since CLB Corporation is controlled by Mr. Mallette any purchase would be recorded on a historic or predecessor cost basis so that Alpine would not be able to record the appreciation in the aircraft since Mr. Mallette originally acquired them. The option to acquire CLB Corporation is for a period of two years, expiring August 2002, and cannot be exercised unless shares of Alpine s common stock are trading at a price in excess of $3.40 and Alpine has already acquired the five Beechcraft 1900's owned by Mallette Family, LLC.

Alpine has obtained an option to acquire five Beechcraft 1900's owned by Mallette Family, LLC. The option term is for the length of time Mallette Family, LLC owes Alpine funds under a $2,000,000 loan, which is due and payable on December 28, 2003, unless repaid sooner. The option price is the fair market value of the aircraft on the date of purchase by Alpine. Since these aircraft would be acquired from a related party, Alpine would only record the cost of the aircraft to Mallette Family, LLC.

Alpine is also seeking potential acquisitions in the western portion of the United States which would add aircraft, additional contracts and additional maintenance facilities at a location which would be able to serve our routes. Presently, Alpine does not have any agreements to acquire any other cargo companies. Alpine has conducted discussions with some of our competitors to see if any are interested in being acquired by Alpine. So far, all talks are in the early/development stages.

Industry overview

The package delivery or cargo business has evolved rapidly over the last two decades, driven by the integration of world markets, the rationalization of corporate supply chains and the implementation of enterprise software and internet-based information technology solutions. The ability to provide time-definite delivery options and transfer information increasingly determines success. Customer demands for real-time information processing and worldwide distribution and logistics capabilities favor larger companies with integrated services.

Customers increasingly focus on the timing and predictability of deliveries rather than the mode of transportation. As customers re-engineer the total distribution process, which includes order processing, administration, warehousing, transportation and inventory management, they attempt to reduce the most expensive and fastest growing component, inventory carrying costs. Time-definite transportation, which is no longer limited to air express, has become a critical part of just-in-time inventory management and improving overall distribution efficiency.

Technology advances have made it easier for companies to analyze and compare distribution options. As a result of these changes, individual shipments are generally smaller but more frequent and a greater proportion of products is being delivered directly to end-users, particularly as e-commerce takes hold. Customers expect high performance levels and broad product offerings as they seek to optimize supply chain solutions.

There has been dramatic growth in the utilization of e-commerce by both consumers and businesses for the transfer of goods. Consumers who use the internet for home shopping and other services shop across borders and require global delivery capabilities.

Delivery of packages to a specific destination at a guaranteed time has been the growth engine for the package delivery industry over the past decade. The industry has become increasingly dominated by large integrated carriers such as FedEx and UPS that provide seamless services, including pick-up and delivery, shipment via air and/or road transport and customs clearance. The pace of consolidation in the package delivery industry has increased on a global scale.

Industry participants are acquiring, merging with or forming alliances with partners that can expand global reach, breadth of services or technological capabilities in order to better enable those participants to compete in a rapidly changing global environment. In particular, government-run post offices have made several recent alliances with and acquisitions of private-sector companies. Post offices, which still maintain numerous advantages over private-sector companies, create significant challenges for competitors worldwide.

With the growth in cargo and e-commerce taking a greater hold, we feel the need for companies like Alpine will only continue to expand. We offer the ability to deliver mail and cargo to smaller markets without the associated capital cost.

Employees

The Company has 73 employees, 43 of which are full time, including 11 in administration and 43 in flight operations which includes 21 pilots. No employees belong to any labor union or have employment contracts.

ITEM 2. DESCRIPTION OF PROPERTIES

In August 2001, we moved to new facilities in Provo, Utah. The new facility is on leased property at the Provo Municipal Airport under a lease that will expire in 2040, based on a thirty year lease with two five year options. Under the terms of the ground lease Alpine will pay a monthly lease rate of approximately $520. Our new hangar is approximately 25,000 square feet with attached corporate offices. The hangar and offices have been paid for at a cost of approximately $1,200,000.

We also lease a 10,403 square foot hangar in Billings, Montana at the Logan International Airport at a lease rate of $16,325 per year. This lease is renewed on an annual basis every October.

We carry extensive insurance coverage on all facilities as well as aircraft. Management believes our insurance coverage is adequate to cover any damage to our facilities or aircraft and any resulting liabilities.

ITEM 3. LEGAL PROCEEDINGS

The United States Department of Justice filed a lawsuit against Alpine Aviation, Inc., a wholly owned subsidiary of Alpine Air Express, Inc. The complaint alleges that Alpine Aviation, Inc. overcharged the government for 58 Essential Air Service contract flights to Moab, Utah and Ely, Nevada during a period from about 1993 to 1998 in violation of the False Claims Act, 31 U.S.C. Section 3729-3733. The complaint seeks damages of $5,000 to $10,000 per each of the 58 alleged overcharges and $200,000 in other damages. Alpine Aviation, Inc. denies the allegations in the complaint and will vigorously defend the lawsuit. Alpine Aviation, Inc. plans to file a counterclaim on the grounds that the Department of Transportation wrongfully withheld sums of money from Alpine Aviation, Inc. which were due Alpine Aviation under the terms of its Essential Air Service contracts. The Essential Air Service contracts were for the transportation of passengers.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

No matters were submitted to a vote of shareholders of Alpine during the fourth quarter of the fiscal year ended October 31, 2001.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Alpine s Common Stock is quoted on the National Association of Securities Dealers Electronic Bulletin Board under the symbol ALPE. Set forth below are the high and low bid prices for Alpine s Common Stock for each quarter since trading began in August 2001. All prices listed herein reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Quarter Ended	High Bid	Low Bid
October 31, 2001	$8.50	$7.00

At January 22, 2002, the high and low bid and asked price for the common stock was $8.50 and $8.00, respectively.

Since its inception, Alpine has paid no dividends on our common stock, and Alpine anticipates it will not pay dividends in the foreseeable future.

As of January 22, 2002, there were 11,000,000 shares of common stock outstanding held by approximately 379 active holders of record, including broker-dealers and clearing corporations holding shares on behalf of their customers, as reported by the Company's transfer agent.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

Since the early 90's, Alpine has been profitable with consistent revenue. Net income has ranged from a low in 1995 of $96,981 from revenue of $7,050,026 to net income of $1,841,668 in 2001 from revenue of $17,468,222. We believe this increase in revenue and more importantly net income is the result of focusing on our primary customer, the Postal Service. The focus on the Postal Service comes after pursuing various avenues in the aviation industry. We have tried to be a charter carrier, passenger carrier and support integrated cargo carriers. We discovered in each of these avenues that a small carrier such as Alpine has little negotiation capabilities and is at the discretion of the larger carriers and customers as to terms of payment. This placed substantial burden on our ability to meet our own financial needs, much less grow. Although these other markets could be profitable, certain dynamics such as size and steady cash flow had to be achieved before entering them. After analyzing the various options available, we determined that until a certain size was reached, we should focus on government contracts, specifically the Postal Service.

The Postal Service offered us the ability to have a consistent, reliable source of revenue and immediate payments helping to solve cash flow problems we previously faced. The Postal Service also had need for a carrier who could expand in the western portion of the United States and would meet certain customer service goals such as on-time performance, which is critical to the Postal Service.

While we will continue to focus on maintaining our Postal Service contracts and feel confident we will be able to acquire additional Postal Service routes, there is always the possibility of another carrier entering our market area and taking some of these routes. We saw this, somewhat, with the Postal Service entering into a contract with FedEx in 2001 resulting in the loss of certain routes. There is no indication of any other parties entering our market. We believe our relationship with the Postal Service is strong.

Since we now have the established revenue flow from our Postal Service routes, we would like to pursue some of the cargo business we were not able to handle before, including providing carrier services to integrated carriers such as FedEx and Emery. Many of these integrated carriers use local airlines to carry the integrated carriers cargo between smaller markets in which economics do not make sense to devote manpower and aircraft. These routes, however, are profitable to a carrier with the right structure. We have proven the profitability of servicing these smaller markets through our work with the Postal Service and now feel we can grow our business by offering the same quality service to the integrated carriers, freight forwarding companies and non-integrated domestic, international and regional cargo companies. We anticipate it will take time to develop material contracts with integrated carriers and freight forwarders. Most of these companies already have existing relationships with air cargo companies.

Presently, there are no real barriers, contractually or otherwise, to prevent us from expanding service beyond the Postal Service to FedEx, Emergy or any other carrier. Some integrated carriers limit or prohibit other cargo from being carried on one of their designated flights. Alpine s discussions with these carriers indicate a willingness to either waive this requirement for our small markets or guarantee a certain payment per flight. If a guaranteed payment is offered, Alpine would simply add another flight to a particular city to pick up the postal service mail.

Plan of Operation

We have been successful in steadily increasing revenue through our relationship and focus on the Postal Service. We feel our relationship with the Postal Service should allow us to maintain our current level of revenues and continue to grow by adding additional Postal Service routes. We have now reached a point where our infrastructure of aircraft, facilities and personnel allow us to expand beyond the base customer of the Postal Service and focus on additional cargo business.

In 2001, we began leases on six additional aircraft, all Beechcraft 1900s, with the final aircraft coming on-line in December 2001. These aircraft allow us to carry larger cargo loads and to fly greater distances. We do intend to acquire, through lease or purchase, additional aircraft as our need for cargo capacity increases. With the recession in 2001 and the events of September 11, 2001, uncertainties have been created and we are waiting to see the final affect on Alpine. We believe our relationship with the Postal Service will continue providing a solid base. We are hopeful that our all cargo model and reliability will allow us to not only pick up additional Postal Service contracts but also freight forwarder contracts that previously went to passenger airlines and other cargo handlers. To date, the sluggishness of the economy has kept the demand for cargo and freight hauling down which has lead to flat sales. We are hopeful as the economy recovers our revenue should increase and the future direction of the airline cargo industry after September 11, 2001, will manifest itself in more definite terms and direction. Until then, we feel comfortable with our ability to continue to generate revenue and net profits.

We are situated to expand capacity in the upcoming months through our arrangement with Raytheon to purchase up to nine additional Beechcraft 1900s. Future purchase of aircraft will be dictated by increasing demand for additional capacity. We anticipate using existing cash flow and potentially selling equity in Alpine to make up any other sums needed. Presently, management has not made a decision on how to purchase these aircraft.

Alpine has obtained an option to acquire CLB Corporation and its aircraft. The option expires in August 2002. The agreement with CLB Corporation provides for the purchase of CLB Corporation with shares of Alpine s common stock. Each share of Alpine s common stock would be valued, solely for purposes of this transaction, at $3.40 per share and with the purchase price for CLB being $17,000,000. The option cannot be exercised until Alpine acquires five Beechcraft 1900's currently owned by Mallette Family, LLC. The purchase of the Beechcraft 1900's would be a cash purchase from Mallette Family, LLC of approximately $2,100,000 per Beechcraft 1900 which is the purchase cost by Mallette Family, LLC of the Beechcraft 1900's plus refitting cost incurred by Mallette Family, LLC for each aircraft.

Liquidity and Capital Resources

October 31, 2001 and 2000

In 2001, Alpine expanded its cargo hauling capacity by leasing six new aircraft, all Beechcraft 1900s. We also completed our new facility in Provo, Utah which will serve as our corporate offices and main maintenance and hanger facility. In addition to the capital used to fund the new aircraft and facility, our expansion efforts resulted in higher expenses reducing net income for the year ended October 31, 2001. As a result of the expansion efforts, current assets decreased to $5,525,052 from $7,982,737 on October 31, 2001. Working capital on October 31, 2001, remained strong, at $5,071,040 although down from the $6,541,893 surplus at October 31, 2000. Part of the reduction in current assets reflect the loan to a related party of $2,622,870 to help it purchase the Beechcraft 1900 aircraft which we lease.

Overall assets increased in 2001 with total assets reaching $10,058,947 on October 31, 2001, up from $9,517,428 on October 31, 2000. This increase in assets reflects an increase in property plant and equipment of $1,346,545 to $1,517,306 on October 31, 2001. The increase in property, plant and equipment reflects the completion of our new facility in Provo, Utah.

With a working capital surplus of $5,071,040 we are positioned to continue our expansion efforts in the upcoming year. We anticipate this expansion effort to focus on the acquisition of assets which will allow Alpine to expand its cargo hauling capacity. This may take the form of additional aircraft or other companies. To date, management is analyzing the effects of the recession and September 11, 2001, to make a decision on how to best expand Alpine. We do not anticipate any problems with liquidity in the upcoming year. We are hopeful, revenues will exceed the previous years, resulting in additional cash to fund operations and expansion.

Results of Operation

October 31, 2001 and 2000

Revenue for the fiscal year ended October 31, 2001, remained strong with $17,438,985 in revenue. This was a slight decrease from 2000 when revenue for the same period was $17,468,222. Several items contributed to revenue remaining essentially flat compared to year over year increase previously experienced. The events of September 11, 2001, resulted in the termination of all flights for a period and the reassignment of certain routes as the Postal Service worked to keep its operations moving. Alpine lost approximately $1,000,000 in revenue related to these events and subsequent route changes. Mail volume since September 11, 2001, has been reduced. Even prior to September 11, 2001, the general state of the economy was causing cargo volume to be lower than in prior years. Additionally, the Postal Service entered into an arrangement with FedEx to haul mail resulting in some lost routes and the addition of other routes as the Postal Service network was realigned with the FedEx contract. Typically as new routes begin it takes a certain time period for the cargo loads to reach capacity. Alpine has experienced initial reduction in capacity on new routes; although all new routes are increasing in cargo and becoming good revenue generating routes.

The combination of the above factors resulted in income staying relatively unchanged from 2000. We feel that revenue should increase in the upcoming year if the economy starts to recover and no more events such as those on September 11, 2001, occur. Overall, with the state of the economy and the terrorist attacks, Alpine management was pleased with our revenue for 2001.

Net income for the year ended October 31, 2001, was $1,841,668 which was a reduction from the $2,690,397 for the same period in 2000. In addition to the loss in revenue due to the events of September 11, 2001, this reduction was the result of the expansion efforts during 2001 with higher cost related to the new aircraft and the support for these aircraft. As the utilization of the new aircraft increases, we anticipate costs to stabilize and to be able to produce a better gross margin. Overall direct costs related to operating cost increased to $12,086,843 for the year ended October 31, 2001, compared to $8,891,180 for the same period in 2000. These costs increased by approximately thirty six percent because of our efforts to position Alpine for future expansion, particularly with the leasing of the six Beechcraft 1900's. The addition of the Beechcraft 1900 required we invest to train our flight personnel which cost approximately $100,000. We also had to add maintenance personnel which caused our maintenance labor to increase by fifty percent. Operation labor also increased fifteen percent to help support the Beechcraft 1900's. The lease on the Beechcraft is also $35,000 per month compared with the $15,000 per month for the Beechcraft 99's we were primarily using. The additional lease costs resulted in a forty eight percent increase in our lease cost. Maintenance costs for parts also increased by forty five percent as we had to prepare for the new aircraft as well as fix mechanical problems which are typical in introducing any new or retrofitted aircraft into a fleet.

This overall increase in cost was expected and we had planned for this eventuality. Management felt we had to absorb these setup costs related to the Beechcraft 1900's in an effort to be able to expand our cargo hauling capacity and to be able to bid on new routes and contracts that required a bigger, longer haul aircraft such as the Beechcraft 1900. As capacity increases on some new routes and we are able to bid on the longer haul routes, which often require larger cargo capacity, we should see revenues increase and costs become more aligned with our historical profit margins. Overall management feels total operating costs, as a percentage of revenue, is in line to provide strong profit margins as our revenue increases. These projections are based on a belief we will receive new routes and contracts to better utilize the Beechcraft 1900's. If we do not receive the additional business, we would have to reevaluate the use of the Beechcraft 1900's.

As we sold our fixed based operation in 2000 our public services direct costs were reduced to $1,832,710 from $1,978,848. General and administrative cost increased slightly as we moved into our new facility and hired additional personnel to support our expanding operations. Overall general and administrative expenses increased to $1,137,070 which we feel is good for an air cargo company our size. For our current operations, we feel cost will remain similar and are hopeful as the new routes become more established, revenue should increase. Future results may very depending on the state of the economy and potential expansion activities which could affect anticipated results.

ITEM 7. FINANCIAL STATEMENTS

The financial statements of the Company are set forth immediately following the signature page to this Form 10-KSB.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has had no disagreements with its certified public accountants with respect to accounting practices or procedures or financial disclosure.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Directors and Executive Officers

The members of the Board of Directors of Alpine serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. The following are the directors and executive officers of Alpine.

Name	Age	Position	Held Position Since
Eugene R. Mallette	52	Chairman and CEO	1986
Bill Distefano	54	President and Director	1992
Leslie Hill	47	Chief Financial Officer	2000
Max A. Hansen	52	Secretary/Treasurer and Director	1986
Richard A. Rowack	53	Director	2000

Mr. Mallette began his career with Alpine in 1979 as its Sales Manager, then became General Manager later in 1979. He became Chief Executive Officer and Director upon acquiring Alpine in 1986. Prior to his employment by Alpine, he was employed by the State of Montana as a staff auditor. He received a B.A. in Business Administration from Carroll College in 1971. Mr. Mallette holds a private pilot's license and maintains his proficiency. He devotes time to civic and charitable causes and was previously Chairman of the Better Business Bureau of Utah County and Vice-President of the Provo Chamber of Commerce.

Bill Distefano has been Director of Maintenance for Alpine since 1972. He became a director in 1986 and president in 1992. He holds an Aircraft and Engine Repair Certificate and an Airframe Inspector certificate from the FAA.

Leslie Hill has been our accountant since 1998 and named Chief Financial Officer in 2000. Prior to 1998, Ms. Hill was employed by Sendsations Card Company as controller. She received a Bachelor of Science degree from Brigham Young University in 1991. In 1999, Ms. Hill received the "Outstanding Achievement Award" from the Dale Carnegie Foundation in Salt Lake City, Utah.

Max Hansen has been a director since 1986. He has been practicing law since 1976 and has had his own firm, Max A. Hansen & Associates, P.C. since 1980. Mr. Hansen provides legal services to Alpine. From 1988 to 1989, he was President of the Montana Bar Association and is currently a member of the American Bar Association House of Delegates. From 1982 to 1987 he was also Chairman of the Police Commission of Dillon, Montana. He was an instructor at Western Montana College of Law from 1980 to 1987. Mr. Hansen has received distinguished service awards from the Montana State Bar Association and the Montana Supreme Court. He received a JD degree from the University of San Diego in 1976, where he was a member of the law review. He received a BA in Political Science from Carroll College in 1971.

Richard A. Rowack was named a director of Alpine in 2000. Mr. Rowack has been employed by Republic Financial Corporation since 1988 working in their international commercial aircraft group. Republic Financial Corporation is focused on the acquisitions, sales and leasing of commercial, transport category passenger and cargo aircraft. Mr. Rowack graduated from the University of Colorado in 1973 with a degree in Finance.

Alpine does not have a standing audit, nominating or compensation committee. Alpine is in the process of adopting an audit committee and intends to have it in place in the first quarter of 2002. The directors had two meetings during fiscal 2001. All directors attended the meetings.

Except as indicated below, to the knowledge of management, during the past five years, no present or former director, or executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The Company believes all forms required to be filed under section 16 of the Exchange Act for 2001 have been timely filed.

ITEM 10. EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of Alpine's last three completed fiscal years to Alpine or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of

$100,000 during such period (as determined at October 31, 2001, the end of Alpine's last completed fiscal year):

Summary Compensation Table

		Annual Compensation			Long Term Compensation: Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus ($)	Other Annual Compensation	Restricted Stock Awards	Options /SARs	LTIP Payout	All Other Compensation
Eugene Mallette, CEO	2001	$111,235	$253,575	$2,730	-	55,417	-	-
	2000	$103,120	$ 7,400	$1,474	-	-	-	-
	1999	$ 57,000	$700,000	$3,843	-	-	-	-
Bill Distefano, President	2001	$120,956	$272,310	$3,272	-	78,249	-	-
	2000	$119,581	$196,178	$2,272	-	-	-	-
	1999	$ 76,441	$ 72,500	$3,346	-	-	-	-

In the past, our bonuses to officers were based on some fixed percentage of earnings and subjective factors reviewed by the board of directors. Except in the last two years, only Bill Distefano received any sizable amount of his compensation as a bonus. As our earnings have increased in the last few years, Eugene Mallette has started taking a bonus based on advice from our accountants. His bonus has been structured by our accountants to reflect his role as an officer of Alpine. These bonuses were also structured to minimize the overall tax effect to Alpine and Mr. Mallette. With our change in ownership structure, we intend to set up new bonus plans which have a more definitive structure and is more heavily focused on stock and options than cash. As yet, no plan has been set as we review our long term managerial human resource needs and our desire to start hiring new management with an eye to the future succession needs of Alpine if something were to happen to current management. We have also adopted a stock option plan. Other annual compensation consisted of payments to 401(k) retirement accounts, health insurance reimbursements and sick leave cash outs.

Compensation Pursuant to Plans

Mr. Mallette received 54,990 options to purchase a like number of shares of stock during fiscal 2001, at an exercise price ranging from $7.50 to $8.25 per share. Mr. Distefano received 77,922 options with an exercise price of $7.50 per share. The options of Messrs. Mallette and Distefano vest over three years.

Options/SAR Grants

The following tables contain information regarding the plan options granted to Alpine s named executive officers as of October 31, 2001:

OPTION/SAR GRANTS DURING PERIOD FROM November 1, 2000 To October 31, 2001

	Individual Grants			
Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
(a)	(b)	(c)	(d)	(e)
Eugene Mallette	28,751	13.72%	$7.50	August 18, 2011
	13,333	6.46%	$8.25	August 18, 2006
	13,333	6.46%	$8.25	August 18, 2006
Bill Distefano	51,683	24.82%	$7.50	August 18, 2011
	13,333	6.26%	$7.50	August 18, 2011
	13,333	6.46%	$7.50	August 18, 2011

Aggregate Option/SAR Exercises During Period From November 1, 2000 to October 31, 2001 and FY-End Option/SAR Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at FY-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End($) Exercisable/ Unexerciable
Eugene Mallette	-	-	55,417	-
Bill Distefano	-	-	78,349	-

Alpine did not issue any stock options prior to August 2001. All options held by Mr. Mallette s vest over three years with 42,084 vesting in two years and 13,333 vesting in three years. Mr. Distefano s options vest over three years with 65,016 vesting in two years and 13,333 vesting in three years. No options are currently vested or exercisable. Alpine s stock closed at $8.25 on October 31, 2001.

Pension Table

None.

Compensation of Directors

Directors received 427 options each with an exercise price of $7.50 during 2001. These options vest in twenty four months. Each option is for a period of ten years.

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from Alpine, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with Alpine or its subsidiaries, or any change in control of Alpine, or a change in the person's responsibilities following a changing in control of Alpine.

Stock Option Plan

In August 2001, Alpine adopted an equity incentive plan. The plan allows Alpine to issue incentive stock options (ISOs) within the meaning of section 422A of the Internal Revenue Code of 1986, as amended (Code), nonstatutuory stock options and restricted shares to employees, directors and consultants of Alpine. A total of seven hundred seventy thousand (770,000) shares of Alpine s common stock have been reserved for issuance under the plan. As of January of each year commencing in the year 2002, the aggregate number of shares of Alpine s common stock that may be awarded under the plan shall automatically increase by a number equal to the lesser of (i) 7% of the total number of shares of Alpine s common stock outstanding, minus the number of shares of stock previously authorized for award under the plan at the close of the preceding calender year or (ii) 250,000 shares of common stock.

The exercise price of options granted under the terms of the plan must not be less than 100% of the fair market value of the shares as of the date of grant, or 110% of the fair market value for ISOs granted to optionees possessing more than 10% of the total combined voting power of all classes of stock of Alpine for ISOs and 85% of the fair market value of the stock for nonqualified options. In addition, the aggregate fair market value (as determined on the date of each option grant) of shares with respect to which ISOs are exercisable for the first time by an employee during any calendar year shall not exceed $100,000. Additionally, no individual may be granted more than 100,000 options in any given year.

Alpine has not received and does not intend to request a determination from the Internal Revenue Service that the ISOs issued under the plan will qualify under the Code for treatment as ISOs.

The plan provides that an option may be exercised by payment in cash or, with the consent of the board of directors, by delivery of common stock of Alpine valued at its fair market value on the date of payment. An option holder shall not have any of the rights of a shareholder with respect to the shares subject to the option until the shares have been fully paid and issued.

The board of directors or a committee of the directors will initially administer the plan, prescribe the form and content of options to be granted, receive elections for the exercise of stock conversion rights, determine the terms and restrictions on all restricted stock awards granted under the plan, and other items. No stock option can be granted for a period longer than ten years or for a period longer than five years for ISOs granted to optionees possessing more than 10% of the total combined voting power of all classes of stock of Alpine. The right to exercise an option terminates (three) months after the termination of an employees employment, unless the employee dies or is disabled, in which event the option will remain exercisable for a period of one year after the termination of employment. The plan terminates, and no further options may be granted after August 18, 2011.

In August 2001, Alpine issued options to acquire 181,968 shares of its common stock at an exercise price of $7.50 per share and an option to purchase 26,666 shares at an exercise price of $8.25 per share. All options were issued under the plan.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information relating to the beneficial ownership of Alpine's Common Stock as of January 22, 2002 by each person known by Alpine to be the beneficial owner of more than 5% of the outstanding shares of Common Stock and each of Alpine's directors and executive officers.

Name and Address of Principal Stockholders:	Common Stock	Percentage
Eugene R. Mallette	8,283,655 (D)	75.31%
3450 West Mike Jense Parkway	15,000 (I)	0.14
Provo, Utah 84601	989,500 (I)	9.00
The Mallette Family LLC	989,500	9.00
3450 West Mike Jense Parkway		
Provo, Utah 84601		
Officers and Directors:		
Eugene R. Mallette, CEO and Director	----------------See Table Above	-----------
Bill Distefano, President and Director	471,179	4.28
Leslie Hill, CFO	100	0.001
Max Hansen, Secretary, Director	1,000	0.01
Richard Rowack, Director	200	0.002
All officers and directors as a group (6 persons)	9,760,634	88.73

Unless otherwise noted below, Alpine believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised. Those shares owned directly are indicated by a (D) and those shares owned indirectly are indicated by an (I). Unless otherwise noted, shares are deemed to be owned directly.

The Mallette Family LLC is controlled by Eugene Mallette. For purposes of calculating Mr. Mallette's ownership, the family limited liability company is considered indirectly owned by Mr. Mallette because of his influence on voting decisions of the limited liability company. However, the pecuniary interest and majority control of the LLC belongs to Mr. Mallette s family not him. Mr. Mallette address is care of the Company.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Alpine leases all of its aircraft from CLB Corporation and Mallette Family LLC which are controlled by Mr. Mallette. The terms were approved by a vote of the directors. During the fiscal year ended October 31, 2001, Alpine paid $3,085,600 to CLB and $2,168,879 to Mallette Family LLC in lease payments.

Alpine had acquired the right to purchase up to fifteen Beechcraft 1900 aircraft. Alpine transferred the right to purchase six of these aircraft to an entity controlled by Mr. Mallette. The decision was made to transfer the purchase rights to Mr. Mallette because management did not want Alpine to take on the debt associated with the aircraft, at this time. Additionally, Mr. Mallette, who had to provide personal guarantees on the loans for the aircraft, did not want to provide those guarantees in Alpine but rather in one of his own entities for his tax and estate planning reasons. These aircraft have been leased back to Alpine.

Alpine has acquired an option to purchase CLB for $17,000,000. The purchase price will be paid for with shares of Alpine's common stock. Solely for purposes of the CLB transaction, Alpine's common stock will be valued on a sliding scale as $3.40 per share. The option is for a period of two years expiring in August 2002. The purchase price was determined by the "blue book" value of the aircraft owned by CLB at the time of the option less any debt still owed on the aircraft. Alpine has entered into an addendum to the agreement to acquire CLB which requires Alpine to have first purchased five Beechcraft 1900's and for Alpine s stock to be trading at or above $3.40 per share prior to any acquisition of CLB. Accordingly, Alpine expects to not exercise its option to acquire CLB until 2002, at the earliest. If Alpine acquires CLB, the related party nature of CLB will require the assets of CLB to be recorded at historical cost, or the cost paid by CLB for the aircraft and not the cost paid by Alpine.

During the year ended October 31, 2000, Alpine loaned $1,000,000 to Mr. Mallette. The loan is at an interest rate of six and a quarter percent and is due March 2003. As of January 16, 2002, Mr. Mallette owes $151,480 on this note.

In 2000, Alpine also loaned $2,000,000 to Mallette Family, L.L.C. which is controlled by Mr. Mallette. The loan was made to assist in the purchase of Beechcraft 1900 aircraft that are now being leased by Alpine from Mallette Family LLC. The loan is due December 2003 and at an interest rate of six and one half percent. In June 2001, Alpine loaned an additional $500,000 to Mallette Family, LLC at six and one half percent interest and is due on demand. Mallette Family, LLC currently owes Alpine $2,665,773 under the terms of these two notes. The amount owed increases monthly based on the interest accruing.

In connection with the $2,000,000 loan to Mallette Family, LLC, Alpine has obtained an option to acquire five Beechcraft 1900's. The purchase price of the aircraft will be the fair market value of the aircraft on the date of purchase by Alpine. It is hoped that Alpine will eventually obtain capital either from operations or the sale of equity securities to buy the aircraft. The note was entered into on favorable terms to facilitate the purchase of the aircraft and recognized that Mr. Mallette had to provide personal guarantee on the loan for the aircraft.

INDEBTEDNESS OF MANAGEMENT

As of January 16, 2001, Mallette Family, LLC currently owes Alpine $2,665,773 in funds due December 2003. As of January 16, 2001, Mr. Mallette owes Alpine $151,480.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

(a)(1)FINANCIAL STATEMENTS. The following financial statements are included in this report:

(a)(2)FINANCIAL STATEMENT SCHEDULES. The following financial statement schedules are included as part of this report:

None.

(a)(3)EXHIBITS. The following exhibits are included as part of this report:

SEC Ref No.	Exhibit No.	Title of Document	Location
2.		Plan of Acquisition, reorganization, arrangement, liquidation or Succession	
2.	2.1	Agreement and Plan of Reorganization by and between Riverside Ventures, Inc. and Alpine Aviation, Inc. and related amendment	Incorporated by Reference (1)
3.		Certificate of Incorporation and Bylaws	
	3.1	Articles of Incorporation	Incorporated by Reference (2)
	3.2	Articles of Amendment	Incorporated by Reference (1)
	3.3	Bylaws	Incorporated by Reference (2)
	3.4	Amended Bylaws	Incorporated by Reference (1)
10.		Material Contracts	
	10.1	United States Postal Service Solicitation ASYS-R-99-01 (Air System Contract)	Incorporated by Reference (2)
	10.2	Air systems Contract Amendment	Incorporated by Reference (2)
	10.3	Bid Offer and Acceptance-ASYS-99.01	Incorporated by Reference (2)
	10.4	Consulting Agreement by and between Alpine Aviation, Inc. and Smith Consulting Services, Inc.	Incorporated by Reference (1)
	10.5	Stock Purchase and Sales Agreement (CLB)	Incorporated by Reference (3)
	10.6	Irrevocable Options to Purchase by Mallette Family LLC	Incorporated by Reference (3)
	10.7	Ground Lease-Provo	Incorporated by Reference (3)
	10.8	Ground Lease Extension-Provo	Incorporated by Reference (3)
	10.9	Ground Lease-Billings	Incorporated by Reference (3)
	10.10	CLB Lease Agreement for Aircraft	Incorporated by Reference (3)
	10.11	Agreement for Sale of Business Asset (Fixed Based Operation)	Incorporated By Reference (5)
	10.12	Mallette Family LLC Lease Agreement for Planes	Incorporated By Reference (3)
	10.13	Promissory Note-Mallette	Incorporated By Reference (6)
	10.14	Promissory Note with Mallette Family,LLC	Incorporated By Reference (6)
	10.15	Addendum to Stock Purchase and Sale Agreement (CLB)	Incorporated By Reference (6)
	10.16	Lease Agreement-Provo Hanger	Incorporated By Reference (6)
	10.17	Promissory Note-Mallette Family, LLC	This Filing

21. Subsidiaries of the small business issuer-Alpine Aviation, Inc., a Utah corporation is the only subsidiary. It does business under the name Alpine Air.

(1) Incorporate by reference to the Company's Current Report on Form 8-K dated August 31, 2000.
(2) Incorporated by reference to the Company's Registration Statement on Form 10-SB, file no. 0-27011, filed August 12, 1999.
(3) Incorporated by reference to the Company s Registration Statement of Form SB-2 filed with the Commission on August 31, 2000, file no. 333-44920.
(4) Incorporated by reference to Alpine s Form 10-QSB for the quarter ended July 31, 2000, filed with the Commission on September 14, 2000.
(5) Incorporated by reference to the Company s Registration Statement on Form SB-2-amendment 3 filed with the Commission on February 22, 2001, file no. 333-44920.
(6) Incorporated by reference to the Company s Registration Statement on Form SB-2-amendment 4 filed with the Commission on May 16, 2001, file no. 333-44920.

All other Exhibits called for by Rule 601 of Regulation S-B are not applicable to this filing.

(b) Reports on Form 8-K.

Alpine filed two reports on form 8-K in the fourth quarter of 2001. The first report filed on August 14, 2001, covered the loss of routes. The second report filed on October 23, 2001, covered the pending lawsuit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Alpine Air Express, Inc.

/S/

Date: January 29, 2002

By: Euguene Mallette, Chief Executive Officer and Director

/S/

By: Leslie Hill, Chief Accounting Officer

CONSOLIDATED FINANCIAL INFORMATION OF ALPINE AIR EXPRESS, INC. AND SUBSIDIARY

OCTOBER 31, 2001 AND 2000

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Alpine Air Express, Inc.

We have audited the accompanying consolidated balance sheet of Alpine Air Express, Inc. and subsidiary (a Delaware corporation) as of October 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two year period ended October 31, 2001. These financial statements are the responsibility of the management of Alpine Air Express, Inc. and subsidiary. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alpine Air Express, Inc. and subsidiary as of October 31, 2001, and the results of their operations and their cash flows for each of the years in the two year period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Squire and Company, PC
Orem, Utah
November 21, 2001

ALPINE AIR EXPRESS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
October 31, 2001

ASSETS	
Current Assets:	
Cash and cash equivalents	$ 526,396
Marketable securities	1,922,747
Accounts receivable	1,108,896
Income taxes receivable	384,325
Prepaid expense	390,109
Inventories	1,113,927
Current portion of deferred tax asset	78,652
Total current assets	5,525,052
Property, Plant and Equipment - net	1,517,306
Loan to Officer	393,719
Loan to Related Party	2,622,870
Total assets	$10,058,947
LIABILITIES AND STOCKHOLDERS EQUITY	
Current Liabilities:	
Accounts payable	$ 158,847
Accrued expenses	215,744
Refundable deposits	75,643
Current portion of deferred tax liability	3,778
Total current liabilities	454,012
Deferred Income Taxes	13,611
Total liabilities	467,623
Stockholders Equity:	
Preferred stock, $.001 par value, 1,000,000 shares authorized, no shares issued or outstanding	-
Common stock, $.001 par value, 20,000,000 shares authorized, 11,000,000 shares issued and outstanding	11,000
Additional paid in capital	1,590,078
Cumulative other comprehensive income	22,245
Retained earnings	7,968,001
Total stockholders equity	9,591,324
Total liabilities and stockholders equity	$10,058,947

The accompanying footnotes are an integral part of this statement.

ALPINE AIR EXPRESS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended October 31, 2001 and 2000

	2001	2000
Operating Revenues:		
Operations	$15,199,835	$15,293,498
Public services	2,239,150	2,174,724
Total operating revenues	17,438,985	17,468,222
Direct Costs:		
Operations	12,086,843	8,891,180
Public services	1,832,710	1,978,848
Total direct costs	13,919,553	10,870,028
Gross Profit	3,519,432	6,598,194
Operating Expenses:		
General and administrative	1,137,070	1,008,424
Depreciation	56,012	33,890
Total operating expenses	1,193,082	1,042,314
Operating Income	2,326,350	5,555,880
Other Income (Expense):		
Interest	-	(3,059)
Other income (expense), net	505,273	303,771
Nonrecurring consulting expense	-	(1,430,250)
Nonrecurring organizational expenses	-	(76,568)
Total other income (expense)	505,273	(1,206,106)
Income Before Income Taxes	2,831,623	4,349,774
Income Tax Expense:		
Current income tax expense	923,968	1,714,329
Deferred income tax expense (benefit)	65,987	(54,952)
Total income tax expense	989,955	1,659,377
Net Income	$1,841,668	$2,690,397
Earnings Per Share - Basic	$0.17	$0.25
Earnings Per Share - Fully Diluted	$0.17	$0.25
Weighted Average Shares Outstanding:		
Basic	11,000,000	10,934,475
Fully Diluted	11,043,409	10,934,475

The accompanying footnotes are an integral part of these statements.

ALPINE AIR EXPRESS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended October 31, 2001 and 2000

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Cumulative Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, November 1, 1999	25,000	$95,361	$ -	$ (31,405)	$3,435,936	$3,499,892
Stock issued for consulting services	1,048,850	1,049	1,429,201	-	-	1,430,250
Organization expense from stock exchange	56,150	56	76,512	-	-	76,568
Stock issued in reverse merger	9,870,000	(85,466)	85,466	-	-	-
Valuation of net liabilities on June 12, 2000 of Riverside	-	-	(1,101)	-	-	(1,101)
Comprehensive Net Income Calculation: Net income	-	-	-	-	2,690,397	2,690,397
Other comprehensive income - net of tax. Unrealized holding gains arising during the period	-	-	-	235,624	-	235,624
Comprehensive Income	-	-	-	235,624	2,690,397	2,926,021
Balance, October 31, 2000	11,000,000	11,000	1,590,078	204,219	6,126,333	7,931,630
Comprehensive Net Income Calculation: Net income	-	-	-	-	1,841,668	1,841,668
Other comprehensive income - net of tax. Unrealized holding losses arising during the period	-	-	-	(181,974)	-	(181,974)
Comprehensive Income	-	-	-	(181,974)	1,841,668	1,659,694
Balance, October 31, 2001	11,000,000	$11,000	$1,590,078	$22,245	$7,968,001	$9,591,324

The accompanying footnotes are an integral part of these statements.

ALPINE AIR EXPRESS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended October 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net income	$1,841,668	$2,690,397
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Nonrecurring organizational expense	-	76,568
Nonrecurring consulting expense	-	1,430,250
Reduction of loan to officer and stockholder	250,000	-
Realized (gain) loss on marketable securities	(262,432)	387,350
Gain on disposal of property, plant, and equipment	-	(511,952)
Deferred tax expense (benefit)	65,987	(54,952)
Depreciation and amortization	56,012	33,890
Changes in assets and liabilities:		
Accounts receivable	46,222	(104,120)
Income taxes receivable	(384,325)	-
Inventories	(142,787)	(441,214)
Prepaid expense	704,173	(537,181)
Construction in progress	39,944	(39,944)
Accrued interest on loan to officer and related party	(132,567)	(38,986)
Accounts payable	(131,446)	95,971
Accounts payable - related party	(484,542)	215,877
Accrued expenses	(364,054)	106,803
Refundable deposits	54,984	20,659
Income tax payable	(82,500)	(50,695)
Total adjustments	(767,331)	588,324
Net cash provided by operating activities	1,074,337	3,278,721
Cash Flows from Investing Activities:		
Proceeds from sale of marketable securities	1,810,009	421,500
Loan to officer	404,964	(1,000,000)
Loan to related party	(2,500,000)	-
Purchase of marketable securities	(796,461)	(2,951,942)
Purchase of property, plant, and equipment	(1,117,557)	(105,922)
Net cash used by investing activities	(2,199,045)	(3,636,364)
Net Decrease in Cash and Cash Equivalents	(1,124,708)	(357,643)
Beginning Cash and Cash Equivalents	1,651,104	2,008,747
Ending Cash and Cash Equivalents	$526,396	$1,651,104

The accompanying footnotes are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Alpine Air Express, Inc. and subsidiary (the Company) is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Description - Alpine Aviation, Inc. (Alpine) was incorporated in the state of Utah on October 7, 1975. On June 12, 2000 Alpine entered into a transaction that was accounted for as a reverse merger with Riverside Ventures, Inc., a Delaware corporation incorporated on April 20, 1994. At the time of the transaction, Riverside Ventures, Inc. was inactive. All of the outstanding common stock of Alpine was exchanged for 9,895,000 shares of common stock of Riverside Venture, Inc. The transaction, accounted for as a reverse merger acquisition, resulted in a recapitalization of Alpine inasmuch as it was deemed to be the acquiring entity for accounting purposes. Subsequently, Riverside Ventures, Inc. changed its name to Alpine Air Express, Inc.

In connection with the reverse merger, the 25,000 shares of common stock of Alpine were exchanged at a rate of one share of Alpine for 395.8 shares of Riverside Ventures, Inc. The earnings per share data have been retroactively restated to reflect the post merger share amounts. The historical financial statements prior to June 12, 2000 are those of Alpine.

The Company has been involved in the hauling of air freight, serving commuter routes, and providing pilot training. The Company terminated commuter flights in July 1999. Until the termination of commuter flights, the Federal government had enhanced the income of the Company on those essential air service routes.

Principles of Consolidation - The consolidated financial statements include the accounts of Alpine Air Express, Inc. and its wholly owned subsidiary (together referred to as the Company). All material intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents - The Company considers demand deposits at banks and money market funds at other financial institutions with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - The Company grants credit to its customers, substantially all of whom are businesses located in the western United States. The Company has no policy requiring collateral on any of its accounts receivable.

An allowance of $100,000 was established for accounts receivable at October 31, 2001.

Note 1. Summary of Significant Accounting Policies (Continued)

Marketable Securities - The Company held marketable equity ($391,556) and debt ($1,531,191) securities recorded at aggregate fair market values totaling $1,922,747 at October 31, 2001. These securities are classified as available-for-sale. Cumulative unrealized gains, before taxes, were $35,856 and $329,173, for the years ending October 31, 2001 and 2000, respectively.

Inventories - Inventories consist of aircraft parts and fuel stated at the lower of cost or market, determined using the first-in, first-out method (FIFO).

Depreciation - Provision for depreciation of property, plant and equipment is computed on the straight-line method for financial reporting purposes. Depreciation is based upon estimated useful lives as follows:

Buildings and improvements	10 to 40 Years
Equipment	3 to 10 Years
Furniture and fixtures	3 to 10 Years

Maintenance, repairs, and renewals which neither materially add to the value of the equipment nor appreciably prolong its life are charged to expense as incurred. Gains and losses on dispositions of equipment are included in net income.

Accumulated depreciation consists of $160,154 at October 31, 2001.

Impairment of Long-Term Assets - The Company reviews all long-term assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable through undiscounted future cash flows. If an impairment loss has occurred, such loss is recognized in the Statement of Operations. No such loss has been recognized in the years ended October 31, 2001 and 2000, respectively.

Equity Transactions - In connection with the reverse merger with Riverside, Alpine entered into an agreement to pay $150,000 in cash and requiring 1,048,850 of the combined entity's shares to be issued for consulting services. Alpine has recognized a $1,430,250 expense in relation to these shares for consulting services in the 2000 Statement of Operations.

Additionally, in relation to the reverse merger, 56,150 shares remained in the hands of Riverside shareholders. These shares are treated as a one-time organizational expense in the amount of $76,568 in the 2000 Statement of Operations.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts disclosed. Accordingly, actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

Earnings Per Share - Basic earnings per share is computed by dividing net income available for common stock by the weighted average number of common shares outstanding during the period. Fully diluted earnings per share is computed by dividing net income available for common stock by the weighted average number of common shares outstanding plus common stock equivalents.

Revenue and Cost Recognition - The Company utilizes the accrual method of accounting whereby revenue is recognized when earned. Air freight revenue is recognized upon delivery of cargo to its destination. Pilot training revenue is recognized over the course of the program, based on the pro rata share of the course completed to date. The tuition revenue received , but not yet earned, is deferred and recorded in Accrued Expense on the balance sheet.

Additional Cash Flow Statement Disclosures - The Company paid $0 and $3,059 in interest and $1,374,907 and $1,909,915 in income taxes during the years ended October 31, 2001 and 2000, respectively.

On June 12, 2000, the Company consummated a reverse merger wherein the Company effectively assumed $1,101 of the acquiree's debt obligations as a reduction of stockholders' equity.

On September 21, 2000, the Company sold business assets for $617,000. The Company received $332,000 in fuel and leaseback credits (classified as prepaid expenses) and $285,000 in cash placed in escrow for the purchase of property.

Note 2. Accounts Receivable

Accounts receivable consists of the following at October 31:

	2001
Trade accounts receivable	$ 986,971
Accounts receivable - related party	221,925
Allowance for doubtful accounts	(100,000)
	$1,108,896

Note 3. Prepaid Expense

Prepaid expense consists of the following at October 31:

	2001
Prepaid other taxes	$ 130,971
Other prepaid expenses and credits	259,138
	$ 390,109

Note 4. Property, Plant, and Equipment

Property, plant, and equipment consist of the following at October 31, 2001:

	Historical Cost	Accumulated Depreciation	Net Book Value
Buildings and improvements	$ 1,264,801	$ 16,062	$ 1,248,739
Equipment	231,163	104,190	126,973
Furniture and fixtures	181,496	39,902	141,594
	$ 1,677,460	$ 106,154	$ 1,517,306

Note 5. Operating Leases

The Company leases real property under an operating lease agreement expiring October 2002.

On March 20, 2001, the Company entered into a 30-year lease agreement with two five-year extension options for real property at the Provo, Utah Airport. The annual payment is $6,428 and will be adjusted every two years for changes in the consumer price index.

Future minimum lease payments for the years ending October 31 are as follows:

2002	$ 22,332
2003	6,428
2004	6,428
2005	6,428
2006	6,428
Thereafter	154,272
Total	$ 202,316

Note 6. Income Taxes

The Company accounts for income taxes under the provision of SFAS 109 "Accounting for Income Taxes." This method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Note 6. Income Taxes (Continued)

The provision for income taxes consists of the following at October 31:

	2001	2000
Current:		
Federal	$ 791,167	$ 1,427,672
State	132,801	286,657
Total current	923,968	1,714,329
Deferred Expense (Benefit):		
Income tax expense (benefit)	65,987	(54,952)
Total income tax expense	$ 989,955	$ 1,659,377

The income tax provision reconciled to the tax computed at the federal statutory rate is as follows at October 31:

	2001	2000
Income taxes at the statutory rate of 34%	$ 962,752	$ 1,478,923
Expense and (revenue) adjustments - net	(84,929)	(65,378)
State income taxes, net of federal benefit	112,132	245,832
Total income tax provision	$ 989,955	$ 1,659,377

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows at October 31:

	2001
Deferred tax assets:	
Allowance for bad debts	$ 37,960
Accrued vacation and sick leave	40,692
Valuation allowance	-
Total deferred assets	78,652
Deferred tax liabilities:	
Unrealized holding gains	(13,611)
Excess tax depreciation	(3,778)
Total deferred tax liabilities	(17,389)
Net deferred tax assets	$ 61,263

Note 6. Income Taxes (Continued)

The income tax provision reconciled to the Balance Sheet accounts is as follows at October 31, 2001:

	Federal	State
Tax payments made	$ 1,126,788	$ 181,506
Fuel credits used	-	-
Total tax payments and credits	1,126,788	181,506
Current income tax expense	(791,167)	(132,802)
Income taxes receivable	$ 335,621	$ 48,704

Note 7. Related Party Transactions

During the fiscal years ended October 31, 2001 and 2000, the Company leased its aircraft from CLB Corporation (CLB) and Mallette Family, LLC, which are owned by an officer and significant stockholder of the Company. The month-to-month lease terms for aircraft and equipment vary from month to month and approximates $330,000 per month. The Company owed no lease payments to related parties at October 31, 2001.

Total lease expenses to related parties for the years ended October 31, 2001 and 2000 is detailed below.

	2001	2000
CLB Corporation	$ 3,085,600	$ 3,326,924
Mallette Family, LLC	2,168,879	240,565
	$ 5,254,479	$ 3,567,489

Monthly engine overhaul reserves are paid based on actual flying hours during the month.

CLB and Mallette Family, LLC reimburse the Company for certain qualifying repairs paid for or performed by the Company. At October 31, 2001, the Company had a receivable of $221,925 related to these repairs, reported under accounts receivable on the balance sheet.

The Company loaned $1,000,000 to an officer and significant stockholder of the Company during the year ended October 31, 2000. This officer repaid $453,104 ($64,893 was applied to interest) during the year ended October 31, 2001. In addition, the officer was given a bonus of $250,000 that reduced the balance due on this note. This note bears interest at 6.25 percent, is unsecured, and is due March 2003. Interest accrued to October 31, 2001 was $9,697. The balance on this loan at October 31, 2001 was $393,719.

Note 7. Related Party Transactions (continued)

During the year ended October 31, 2001, the Company loaned $2,500,000 to Mallette Family, LLC. This note bears interest at 6.25 percent, is unsecured, and is due December 2003. Interest accrued to October 31, 2001 was $122,870. The balance on this loan at October 31, 2001 was $2,622,870.

Note 8. 401(k) Profit Sharing Plan

Employees who have been employed at least 3 months may contribute up to 17 percent of their compensation to the Company's 401(k) profit sharing plan. The Company contributes an additional 50 percent of the amount contributed by employees up to a maximum of 3 percent of compensation. Participants are fully vested in employer contributions after two years of service. The Company contributed $39,262 and $34,863, for the years ended October 31, 2001 and 2000, respectively.

Note 9. Stock Option Plan

On August 17, 2001, the Company granted stock options to qualified employees. The options have a vesting period of two years and expire ten years from the date of issuance. The exercise price is the fair-market value on the date of issuance of $7.50. The total number of options granted was 208,634.

The Company follows Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" to account for its stock option plan. Under APB 25, no compensation is required to be recorded in the consolidated financial statements. An alternative method of accounting for stock options is SFAS 123 "Accounting for Stock-Based Compensation". Under SFAS 123, employee stock options are valued at grant date at fair value. The fair value of the options at the grant date would be recorded as compensation expense, net of income taxes, recognized ratably over the vesting period.

Had compensation cost for the Company's stock option plan been determined as prescribed by SFAS 123, stock-based compensation costs would have reduced income before taxes by $96,492 and net income by $79,114 for the year ending October 31,

2001. The pro forma effect on basic and fully-diluted earnings per share would have been a reduction of $0.01 per share for the year ending October 31, 2001.

The average Black-Scholes value of options granted under the stock option plan during 2001 was $5.55. Value was estimated using a weighted-average expected life of 7.0 years, no dividends, volatility of 95 percent, and a risk-free interest rate of 4 percent.

Note 10. Concentrations

The Company receives the majority of its revenues from contracts with the U.S. Postal Service (USPS). For the years ending October 31, 2001 and 2000, the revenues from contracts with the USPS represented 86 percent and 87 percent of total revenues, respectively. At October 31, 2001, accounts receivable from the USPS totaled $984,602. Although a loss of contracts with the USPS would severely impact the financial position of the Company, the Company's management believes that the relationship with the USPS is excellent and will continue.

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of October 31, 2000, the Company's uninsured cash balances totaled $404,971.

Note 11. Contingency

The U.S. government has filed suit against the Company. The claim is for commuter flight subsidies the Company received from 1993 to 1997. The Company terminated commuter flights in July 1999. The suit seeks damages of $5,000 to $10,000 for each of the 58 alleged overcharges and $200,000 in other damages.

The Company believes that the claim is without merit and is vigorously defending itself. The Company is considering filing a counterclaim against the U.S. government. No provision for the outcome of these actions relative to amounts sought nor for the counterclaim have been recorded due to the uncertainty of the outcomes.

Note 12. Sale of Business Assets

On August 14, 2000, the Company entered into an agreement to sell certain of its business assets to Keystone Aviation, LLC (d.b.a. Million Air) of Salt Lake City, Utah. Included in the agreement are the sale of leasehold interests for certain property leased at the Provo, Utah Airport and certain buildings, improvements, and other personal property held by the Company. The sales price for these assets was $617,000 including $285,000 in cash at closing and the balance in leaseback and fuel credits to be applied over the next two years. The Company also received the future right to lease certain property at the Provo, Utah Airport. The sale took place on September 21, 2000.

Note 13. Purchase Option

The Company has acquired an option to purchase CLB. The purchase price will be paid for with shares of the Company's common stock. The option is for a period of two years. This option is contingent on the Company acquiring five Beechcraft 1900 aircraft and on the Company's stock being traded on a recognized exchange at a price in excess of $3.40 per share.

This acquisition, if completed, would be accounted for using the purchase method as prescribed by SFAS No. 141 "Business Combinations."

Note 14. Recent Accounting Pronouncements

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This statement is a replacement of SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". Most of the provisions of SFAS 125 were carried forward to SFAS 140 without reconsideration by the FASB, and some were changed only in minor ways. In issuing SFAS 140, the FASB included issues and decisions that had been addressed and determined since the original publication of SFAS 125. SFAS 140 is effective for transfers after March 31, 2001.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations," SFAS No. 142 "Goodwill and Other Intangible Assets," and SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS 141 is a replacement of APB Opinion No. 16 "Business Combinations" and discontinues the pooling of interests method of accounting for business combinations. SFAS 141 is effective for business combinations initiated on or after July 1, 2001. SFAS 142 is a replacement of APB Opinion No. 17 "Intangible Assets" and establishes new rules for accounting for goodwill and other intangible assets. SFAS 142 is effective for fiscal years beginning after December 15, 2001. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized. SFAS 143 is effective for years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes SFAS No. 121 and APB Opinion No. 30. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods with those fiscal years.

The application of all of these recent pronouncements is not expected to have a material impact on the Company's financial statements.

Corporate Information

Annual Meeting
The 2002 Annual Meeting of Shareholders
will be held at:

1177 Alpine Air Way
Provo, Utah 84601
on March 27, 2002 at 1:00 pm

Company Headquarters
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, Utah 84601
(801) 373-1508

Shareholder Information
The Company's 10-K and other financial data
will be provided upon written request to:

Investor Relations Coordinator
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, Utah 84601

or visit the Company's website on the Internet
at www.alpexp.com

Common Stock Listed
Alpine Air Express common stock is listed on the
OTC Bulletin Board under the symbol "ALPE"

Independent Auditors
Squire & Company, P.C.
Orem, Utah

Investor Relations Counsel
Morgen-Walke Associates, Inc.
New York, New York

Legal Counsel
Max A. Hansen & Associates, P.C.
Dillon, Montana

Registrar and Transfer Agent
Colonial Stock Transfer
Salt Lake City, Utah

Board of Directors

Eugene R. Mallette
Chairman of the Board and CEO
Alpine Air Express, Inc.

Bill Distefano
President and Director
Alpine Air Express, Inc.

Max A. Hansen
President and CEO
Max A. Hansen & Associates, P.C.

Richard A. Rowack
Senior Director, Aircraft and
Portfolio Investments
Republic Financial Corporation

Executive Officers

Eugene R. Mallette
Chairman and CEO

Bill Distefano
President and Director

Leslie Hill
Chief Financial Officer

Max A. Hansen
Secretary/Treasurer and Director



Alpine Air
Express

1177 Alpine Air Way · Provo, Utah 84601 · (801) 373-1508